UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Stitch Fix, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00002 per share

(Title of Class of Securities)

860897107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Steven Anderson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,875,544(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,875,544(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,875,544(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.4%(2)(3)(4)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 5,312,455 shares of Class B common stock held by Steven Anderson, (ii) 4,039,490 shares of Class B common stock held by Baseline Ventures 2009, LLC (“BV 2009”), (iii) 1,980,288 shares of Class B common stock held by Baseline Increased Exposure Fund, LLC (“BIE”), (iv) 277,911 shares of Class B common stock held by Baseline Cable Car, LLC (“BCC”) and (v) 265,400 shares of Class B common stock held by Baseline Encore, L.P. (“BE”). Baseline Ventures 2009 Associates, LLC (“BVA 2009”) is the managing member of BV 2009, Baseline Increased Exposure Fund Associates, LLC (“BIEA”) is the managing member of BIE and Baseline Encores Associates, LLC (“BEA”) is the general partner of BE. The reporting person is the sole member of BVA 2009, BIEA, BEA and BCC.

(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 96,075,954 shares of Class A common stock (assuming the conversion of the 11,875,544 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 10.8%.

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 11,875,544 shares of Class B common stock held by the reporting person represent 25.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Ventures 2009, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,039,490(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,039,490(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,039,490(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.6%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO

(1) Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(2) The percent of class was calculated based on 88,239,900 shares of Class A common stock (assuming the conversion of the 4,039,490 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 3.7%.

(3) The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 4,039,490 shares of Class B common stock held by the reporting person represent 10.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Increased Exposure Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,980,288(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,980,288(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,980,288(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.3%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO

(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(2)

The percent of class was calculated based on 86,180,698 shares of Class A common stock (assuming the conversion of the 1,980,288 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 1.8%.

(3)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,980,288 shares of Class B common stock held by the reporting person represent 5.5% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Cable Car, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 277,911(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 277,911(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,911(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.3%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO

(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(2)

The percent of class was calculated based on 84,478,321 shares of Class A common stock (assuming the conversion of the 277,911 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%.

(3)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 277,911 shares of Class B common stock held by the reporting person represent 0.8% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Encore, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 265,400(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 265,400(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,400(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.3%(1)(2)(3)
12.	Type of Reporting Person (see instructions) PN

(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(2)

The percent of class was calculated based on 84,465,810 shares of Class A common stock (assuming the conversion of the 265,400 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.2%.

(3)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.8% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Ventures 2009 Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,039,490(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,039,490(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,039,490(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.6%(1)(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Consists of shares of Class B common stock held by BV 2009. The reporting person is the managing member of BV 2009.
(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 88,239,900 shares of Class A common stock (assuming the conversion of the 4,039,490 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 3.7%.

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 4,039,490 shares of Class B common stock held by the reporting person represent 10.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Increased Exposure Fund Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,980,288(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,980,288(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,980,288(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.3%(1)(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Consists of shares of Class B common stock held by BIE. The reporting person is the managing member of BIE.
(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 86,180,698 shares of Class A common stock (assuming the conversion of the 1,980,288 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 1.8%.

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,980,288 shares of Class B common stock held by the reporting person represent 5.5% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Encore Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 265,400(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 265,400(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,400(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.3%(1)(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Consists of shares of Class B common stock held by BE. The reporting person is the general partner of BE.
(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 84,465,810 shares of Class A common stock (assuming the conversion of the 265,400 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.2%.

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.8% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

Item 1(a).		Name of Issuer: Stitch Fix, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices: 1 Montgomery Street Suite 1500 San Francisco, CA 94104

Item 2(a).

Name of Person Filing:

Steven Anderson

Baseline Ventures 2009, LLC (“BV 2009”)

Baseline Increased Exposure Fund, LLC (“BIE”)

Baseline Encore, L.P. (“BE”)

Baseline Cable Car, LLC (“BCC”)

Baseline Ventures 2009 Associates, LLC (“BVA 2009”)

Baseline Increased Exposure Fund Associates, LLC (“BIEA”)

Baseline Encore Associates, L.P. (“BEA”)

Item 2(b).		Address of Principal Business Office or, if none, Residence: c/o Baseline Ventures 680 S. Cache Street, Suite 100-10820 Jackson, WY 83002

Item 2(c).		Citizenship: All entities were organized in Delaware. Mr. Anderson is United States citizen.

Item 2(d).		Title of Class of Securities: Class A common stock

Item 2(e).		CUSIP Number: 860897107

Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a	)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b	)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c	)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d	)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e	)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f	)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g	)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h	)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i	)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j	)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k	)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The following information with respect to the ownership of Class A common stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Person	(a) Amount Beneficially Owned	(b) Percent of Class	(c) Number of shares as to which such person has:
			(i) Sole Voting Power	(ii) Shared Voting Power	(iii) Sole Dispositive Power	(iv) Shared Dispositive Power
Steven Anderson(1)(2)(3)	11,875,544	12.4%	11,875,544	0	11,875,544	0
BV 2009(2)(4)	4,039,490	4.6%	4,039,490	0	4,039,490	0
BIE(2)(5)	1,980,288	2.3%	1,980,288	0	1,980,288	0
BCC(2)(6)	277,911	0.3%	277,911	0	277,911	0
BE(2)(7)	265,400	0.3%	265,400	0	265,400	0
BVA 2009(2)(4)	4,039,490	4.6%	4,039,490	0	4,039,490	0
BIEA(2)(5)	1,980,288	2.3%	1,980,288	0	1,980,288	0
BEA(2)(7)	265,400	0.3%	265,400	0	265,400	0

(1)

Consists of (i) 5,312,455 shares of Class B common stock held by Steven Anderson, (ii) 4,039,490 shares of Class B common stock held by BV 2009, (iii) 1,980,288 shares of Class B common stock held by BIE, (iv) 277,911 shares of Class B common stock held by BCC and (v) 265,400 shares of Class B common stock held by BE. BVA 2009 is the managing member of BV 2009, BIEA is the managing member of BIE and BEA is the general partner of BE. The reporting person is the sole member of BVA 2009, BIEA, BEA and BCC.

(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 96,075,954 shares of Class A common stock (assuming the conversion of the 11,875,544 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 10.8%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 11,875,544 shares of Class B common stock held by the reporting person represent 25.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

(4)

The percent of class was calculated based on 88,239,900 shares of Class A common stock (assuming the conversion of the 4,039,490 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 3.7%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 4,039,490 shares of Class B common stock held by the reporting person represent 10.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

(5)

The percent of class was calculated based on 86,180,698 shares of Class A common stock (assuming the conversion of the 1,980,288 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 1.8%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,980,288 shares of Class B common stock held by the reporting person represent 5.5% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

(6)

The percent of class was calculated based on 84,478,321 shares of Class A common stock (assuming the conversion of the 277,911 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 277,911 shares of Class B common stock held by the reporting person represent 0.8% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

(7)

The percent of class was calculated based on 84,465,810 shares of Class A common stock (assuming the conversion of the 265,400 shares of Class B Common Stock held by the reporting person) as of December 31, 2021. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.2%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.8% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ï,¨.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

BASELINE VENTURES 2009, LLC		BASELINE VENTURES 2009 ASSOCIATES, LLC

By:	Baseline Ventures 2009 Associates, LLC,
its Managing Member
		By:	/s/ Stephanie Malkowski
Name: Stephanie Malkowski
By:	/s/ Stephanie Malkowski		Title: Authorized Person
Name: Stephanie Malkowski
Title: Authorized Person

BASELINE ENCORE L.P.		BASELINE ENCORE ASSOCIATES, LLC

By:	Baseline Encore Associates, LLC,
	its General Partner	By:	/s/ Stephanie Malkowski
Name: Stephanie Malkowski Title: Authorized Person

By:	/s/ Stephanie Malkowski
Name: Stephanie Malkowski
Title: Authorized Person

BASELINE INCREASED EXPOSURE FUND, LLC		BASELINE INCREASED EXPOSURE FUND ASSOCIATES, LLC

By:	Baseline Increased Exposure Fund Associates, LLC, its Managing Member	By:	/s/ Stephanie Malkowski
Name: Stephanie Malkowski Title: Authorized Person
By:	/s/ Stephanie Malkowski
Name: Stephanie Malkowski Title: Authorized Person

BASELINE CABLE CAR, LLC		STEVEN ANDERSON

By:	/s/ Stephanie Malkowski	By:	/s/ Stephanie Malkowski
	Name: Stephanie Malkowski Title: Authorized Person		Name: Stephanie Malkowski Pursuant to Power of Attorney

EXHIBITS

A:    Joint Filing Agreement